OPTIONS MEDIA GROUP HOLDINGS, INC.

123 NW 13th Street, Suite 300

Boca Raton, Florida  33432

November 6, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C.  20549

Re:

Options Media Group Holdings, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Filed October 16, 2009

File No. 333-147245

Dear Mr. Spirgel:

We are responding to the Staff’s letter of October 26, 2009.  You have asked that in future filings our disclosure should include “a clear statement of the Company’s disclosure obligations with respect to material contradictory information.”  Options Media Holdings Group, Inc. will comply in future filings.  Our counsel has advised us that we should include the following sentence with respect to any similar disclosure: “Notwithstanding the above, any information contained in a Schedule that would cause a reasonable investor (or that a reasonable investor would consider important in making a decision) to buy or sell the Company’s Common Stock has been included.  We have been further advised by our counsel that in all instances the standard of materiality under the federal securities laws will determine whether or not information has been omitted; in other words, any information that is not material under the federal securities laws may be omitted.  Furthermore, information which may have a different standard of materiality will nonetheless be disclosed if material under the federal securities laws.

If you have any questions, please contact our counsel, Michael D. Harris, Esq. at Harris Cramer LLP at 561-689-4441.

Sincerely yours,

/s/ Steven Stowell
Steven Stowell Chief Financial Officer